Exhibit 99.1

SHAHUINDO STAGE 1 PROJECT CAPEX ESTIMATE, US$ 70M
FIRST GOLD PRODUCTION BY JANUARY 2016

For Immediate Release	December 1, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, Frankfurt: MS2) is pleased to announce that management estimates the capex required to achieve first gold production at its Shahuindo Gold Project by January 2016, at approximately US$ 70 million.

The variance in estimated capital relative to Sulliden’s November 9, 2012 Technical report reflects a number of changes to approach which are based on Rio Alto’s experience at its nearby La Arena mine. Specifically this includes contractor versus owner mining, dump leach as opposed to the 2-stage crush + agglomerate route selected by Sulliden, and use of a small (4 million tonne) “starter” leach pad requiring limited cut/fill as compared to Sulliden’s plan for a large valley-fill leach pad.

The principal contractors for construction of the Shahuindo Gold Mine will be Stracon GyM in respect of civil earthworks, pad and waste dump construction, and Heap Leach Consulting SAC (HLC) in respect of the fabrication and construction of the Stage 1 adsorption/desorption processing plant. Stracon GyM will also be responsible for mining and on-going pad and waste dump construction at Shahuindo as an extension to the existing, highly successful mining alliance currently in place at La Arena. Both Stracon GyM and HLC were the principal contractors for the construction of the La Arena Gold Mine in 2010/2011 and have been working for Rio Alto in various capacities since then.

Initial mining will be focused on near surface sandstone material that will require no crushing and potentially some material that may require single stage crushing before being placed on the leach pad. Rio Alto believes that previous test work completed by Kappes Cassidy, as outlined in the Shahuindo Technical Report dated September 2012, was done with a bias towards 2-stage crushing and agglomeration of all mineralized material. From its almost 4 years of operating experience at La Arena and geological similarities of the two deposits, the Company believes that this is an overly conservative view - additional metallurgical test work is underway to demonstrate that alternative options will provide cheaper means of leaching while achieving similar recoveries. To provide additional support for this additional test work, approximately 30% of the drill holes previously completed by Sulliden Mining Corp. have been re-logged to allow for the simple classification of rock types prior to mining commencing. Also, 20,000 meters of shallow, closely-spaced, grade control drilling will be completed in the starter areas of the pit prior to the startup of mining activities. The cost of the grade control drilling is included in the estimated capex. Additional exploration drilling focused on resource expansion is also being considered but is yet to be programed and will only be justified if the gold price improves from current low levels. Based on the additional metallurgical test work, re-logging of existing drilling and the starter pit grade control drilling, an updated resource and reserve estimate is expected to be completed for Shahuindo in Q3, 2015. On providing this update in Q3, 2015 the Company will also provide guidance in respect of projected total gold production anticipated from Shahuindo in 2016 and provide details of capex and timing for the future expansion of the project.

Rio Alto is currently in discussions with local Peruvian banks and a select number of international banks in respect to the funding requirements of the Company in 2015. The Company’s La Arena Gold Mine continues to perform well and cash flow from those operations will also help fund the initial capex at Shahuindo.

“First gold is expected from Shahuindo by January 2016. Rio Alto’s management team is enthused about building its second mine in Peru whilst maintaining the strong performance and low cost of production at the Company’s nearby La Arena Gold Mine. The Company is in an enviable position being able to start-up its second mine in Peru for a modest capex of $ 70M given the low gold price environment the industry is currently experiencing. We continue to focus on wealth creation for all shareholders of our Company and stakeholders in Peru despite the many challenges our industry currently faces.” commented Alex Black, President & CEO.

Mr. Enrique Garay, MSc. P.Geo (AIG Member), Vice President Geology of Rio Alto, is the Qualified Person (as defined by NI 43-101) responsible for managing the Company’s exploration programs and disclosure of drilling results. Mr. Garay has read and approved the scientific and technical information in this news release. For additional information regarding the Shahuindo Gold Project please refer to the independent technical report entitled “Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru” dated effective November 9, 2012, a copy of which is available on the Company’s SEDAR profile at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of United States and Canadian securities laws, respectively. The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the estimated capex to achieve first gold production at the Shahuindo Gold Project, the estimated timing of first gold production at the Shahuindo Gold Project, planned exploration and development activities at the Shahuindo Gold Project and anticipated funding sources. Management has included the above summary of assumptions and risks related to forward looking information provided in this news release in order to provide shareholders with a more complete perspective on plans for development of the Shahuindo Gold Project may not be appropriate for other purposes. The forward-looking statements contained in this news release are subject to various key assumptions described in Rio Alto’s Annual Information Form for the fiscal year ended December 31, 2013, which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com and the Technical Report referred to herein.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, operational risks in exploration, development, and production for precious metals; delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; ability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations and risks inherent to operating in developing countries. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations of Rio Alto are included in reports on file with applicable securities regulatory authorities, including but not limited to, Rio Alto’s Annual Information Form.

This forward-looking information represents Rio Alto’s views as of the date of this news release and such information should not be relied upon as representing its views as of any date subsequent to the date of this document. Rio Alto has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from. Accordingly, readers should not place undue reliance on forward-looking information. Except as required by law, Rio Alto undertakes no obligation to publicly update or revise any forward-looking statements.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO		Alejandra Gomez, VP Corporate Communications
Phone:	+511 625 9900	Phone:	604.628.1401
		Fax:	866.393.4493

Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com